

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Brian Mitts
Chief Financial Officer
VineBrook Homes Trust, Inc.
2515 McKinney Avenue, Suite 1100
Dallas, TX

>   **Re: VineBrook Homes Trust, Inc.**
>   **Amendment No. 3 to**
>   **Registration Statement on Form 10-12G**
>   **Filed July 28, 2021**
>   **File No. 000-56274**

Dear Mr. Mitts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G Filed July 28, 2021

Business
Net Asset Value (NAV)
Amended Valuation Methodology, page 10

1.   We note that the Green Street Valuation Methodology includes estimates of growth, income, margin and risk. Please identify the source of these estimates, and disclose those provided to Green Street by the company or its affiliates.

Financial Information
Summary Historical and Pro Forma Financial Data
Summary Pro Forma Financial Data, page 51

2.   We note your response to comment 3 and continue to consider the disclosures provided in the summary pro forma financial data.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Justin S. Reinus, Esq.